FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated November 1, 2013, announcing the receipt of a Nasdaq determination letter.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP.
RECEIVES NASDAQ DETERMINATION LETTER

November 1, 2013 – Athens Greece Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that on October 30, 2013, it received a Staff Delisting Determination letter from the Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that, due to non-compliance with the minimum $2.5 million stockholders' equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b), trading of the Company's common stock will be suspended unless the Company requests an appeal of this delisting determination by November 6, 2013.

The Company intends to timely request a hearing before a Nasdaq Hearings Panel (the "Panel") to appeal the delisting determination. Such request will stay the suspension of trading and delisting of the Company's common shares from the Nasdaq Capital Market pending the Panel's decision after a hearing.  Under Nasdaq's Listing Rules, the Panel may, in its discretion, grant an exception to the continued listing standards for a maximum of 180 calendar days from the date of the delisting determination. However, there can be no assurances that the Panel will grant such exception.  The Company intends to present to the Panel the status of its previously announced financial restructuring plan and its plan to establish compliance with the minimum $2.5 million stockholders' equity requirement.

Stamatis Tsantanis, the Company's Chairman and Chief Executive Officer, stated: "Seanergy expected this determination letter and looks forward to the hearing with the independent Panel to discuss its plan to regain compliance. In addition, the Company continues to implement its ongoing restructuring plan, which aims to establish a viable financial structure and ensure its ability to participate in new investment opportunities."

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

As of today, the Company's fleet consists of four dry bulk carriers (two Panamax and two Supramax vessels) with a total carrying capacity of approximately 255,109 dwt and an average fleet age of 12.4 years.

The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP."

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)

Dated: November 1, 2013
/s/ Stamatis Tsantanis By: Stamatis Tsantanis Chief Executive Officer